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                           CAMCO FINANCIAL CORPORATION


                                October 25, 2005

VIA EDGAR
Ms. Joyce Sweeney, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

          Re:   Camco Financial Corporation ("Camco")
                File No. 000-25196

Dear Ms. Sweeney:

     The following information is provided in response to your comment letter dated October 13, 2005, pertaining to Form 10-K for the year ended December 31, 2004. The reply below responds to comments 1 and 2.

Item 9A. Controls and Procedures, page 75

          During its year-end audit, Camco Financial Corporation ("Camco") was informed by its outside auditors that Camco was being more conservative than necessary by including in the FAS 114 evaluation loans that were less than 90 days delinquent, as was required by Camco's then current policy. Upon further review, Camco's auditors also noted that management should obtain third party appraisals for loans identified for evaluation under FAS 114 rather than rely solely upon internal evaluations. After discovery of this issue, management asked a third party to review and evaluate the potential FAS 114 loans in question.

          The third party's review determined that some loans should not be evaluated under FAS 114 and should instead be evaluated through Camco's normal risk grading methodology procedures. However, this determination did not alter the total allowance for loan loss to be reported in Camco's financial statements. Rather, it merely recategorized portions of losses within the allowance for loan loss account. This change did not affect Camco's financial statements.

          Therefore, when evaluating its disclosure controls and internal control over financial reporting, management determined that the issue did not affect Camco's disclosure controls because all of the allowance for loan loss that should be reported was fully and accurately reported in Camco's reports. The FAS 114 evaluation issue only concerned Camco's internal classification of the loan losses within the allowance for loan loss account. Thus, management determined that the issue only affected Camco's internal control over financial reporting.

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Ms. Joyce Sweeney
October 25, 2005
Page 2

     By this letter, Camco acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) Camco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (740) 435-2055 with any questions you may have concerning the preceding response.

                                            Very truly yours,

                                            /s/ Mark A. Severson

                                            Mark A. Severson
                                            Chief Financial Officer